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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON DC 20549

                          -----------------------------

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 3)
                                 FINAL AMENDMENT

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
       ------------------------------------------------------------------

                         HAHN AUTOMOTIVE WAREHOUSE, INC.
                              (Name of the Issuer)

                         HAHN AUTOMOTIVE WAREHOUSE, INC.
                                   GLICK, LLC
                              HAW ACQUISITION CORP.
                                 ELI N. FUTERMAN
                                DANIEL J. CHESSIN
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                     405191
                      (CUSIP Number of Class of Securities)

            Eli N. Futerman                        Daniel R. McDonald, Esq.
    Hahn Automotive Warehouse, Inc.             Hahn Automotive Warehouse, Inc.
         415 West Main Street                        415 West Main Street
       Rochester, New York 14608                   Rochester, New York 14608
            (716) 235-1595                              (716) 235-1595


(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:

  Gordon E. Forth, Esq.         Steven R. Gersz, Esq.         Alan S. Lockwood, Esq.
 Woods Oviatt Gilman LLP       Underberg & Kessler LLP     Boylan, Brown, Code, Vigdor &
 700 Crossroads Building          1800 Chase Square                Wilson, LLP
Rochester, New York 14614     Rochester, New York 14604          2400 Chase Square
   Tel: (716) 987-2800             (716) 258-2817            Rochester, New York 14604
                                                                Tel: (716) 232-5300


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This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ] A tender offer.
d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE



           Transaction Valuation (*)                    Amount of Filing Fee
           -------------------------                    --------------------

                  $1,710,354                                   $342.87



(*) Based upon maximum proposed number of shares to be cashed out in the merger of 570,118 shares at $3.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount Previously Paid: $342.87              Filing Party: Hahn Automotive
                                             Warehouse, Inc.

Form or Registration No.: Schedule 14A       Date Filed: May 23, 2001


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                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed May 23, 2001, as amended by Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed July 13, 2001 and Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed August 9, 2001 (collectively the "Schedule 13E-3"). This Schedule 13E-3 relates to the Amended and Restated Agreement and Plan of Merger dated May 16, 2001, as amended, by and between Hahn Automotive Warehouse, Inc. ("Hahn"), Eli N. Futerman, Daniel J. Chessin, Glick, LLC, a Nevada limited liability company formed by Eli N. Futerman, Daniel J. Chessin and certain other family members, and HAW Acquisition Corp., a New York corporation formed by Eli N. Futerman, Daniel J. Chessin, and certain other family members (the "Merger Agreement"). The purpose of this Amendment No. 3 is to file a final amendment to this
Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

         On September 21, 2001, at a special meeting of shareholders of Hahn, the shareholders approved and adopted the Merger Agreement and the merger transaction contemplated thereby. The merger was approved by in excess of two-thirds of the holders of all the outstanding shares of common stock of Hahn entitled to vote thereon, and by a majority of the holders of shares voting at the special meeting, in person or by proxy, other than Eli N. Futerman, Daniel
J. Chessin and certain other family members who are members of Glick LLC.

         Also on September 21, 2001, the merger became effective by filing a certificate of merger with the Secretary of State of the State of New York. Hahn is the surviving corporation in the merger. Pursuant to the terms of the Merger Agreement, each share of Hahn common stock, par value $0.01 per share, outstanding at the effective time of the merger was converted into the right to receive $3.00 in cash (except for shares of common stock held in treasury or by Messrs. Futerman and Chessin and certain other family members who are members of Glick LLC, which were cancelled without any merger consideration being paid thereon, and except for shares held by dissenting shareholders who perfect their appraisal rights under New York law).

         As a result of the merger, Hahn's common stock was delisted from the Nasdaq SmallCap Market and Hahn became privately owned pursuant to the terms of the Merger Agreement. On September 21, 2001, Hahn issued press releases announcing the shareholder approval and consummation of the merger. A copy of each press release is set forth as Exhibit (a)(3) and incorporated herein by reference.

         The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Hahn was supplied by Hahn and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Hahn was supplied by each such filing person and no other filing person, including Hahn, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (d) The information set forth in the Proxy Statement under "THE MERGER AGREEMENT--Financing of the Merger" is incorporated herein by reference.

                  Additionally, Abba, L.P., an affiliate of Glick, LLC, obtained a mortgage loan from M&T Real Estate Inc. in the principal amount of $2,500,000. The loan is represented by a mortgage note which bears interest at the prime rate of M&T Bank in effect from time to time, and is payable in 120 equal amortizing payments of principal and interest. The amount of the payments adjust when the interest rate adjusts to amortize the balance over the remaining life of the loan.

                  Abba, L.P. secured the loan by the grant of a mortgage in the amount of $2,500,000 on real property located at 2 State Street, Rochester, New York, together with a general security agreement granting a security interest in Abba's personal property and fixtures, and a general assignment of rents, all on standard forms of M&T Real Estate, Inc.

                  The loan will be repaid by application of rental income on the pledged real estate.


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ITEM 16.          EXHIBITS

         (a)(1) Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on August 9, 2001.*

         (a)(2) Form of Proxy Card (included with the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

         (a)(3) Press Releases dated September 21, 2001.

         (b)(1) Commitment Letter, May 22, 2001, from Manufacturers and Traders Trust Company.*

         (b)(2) Promissory Note dated September 21, 2001, from Abba, L.P., to M&T Real Estate, Inc.

         (c)(1) Opinion of Empire Valuation Consultants, Inc. dated May 16, 2001 (included as Appendix B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

         (c)(2) Valuation presentation materials, dated March 14, 2001, prepared by Empire Valuation Consultants, Inc.*

         (c)(3) Letter report of Empire Valuation Consultants, Inc., dated March 20, 2001.*

         (c)(4) Preliminary Calculation of Value of Bonadio & Co., LLP delivered March 15, 2001 and letter of Bonadio & Co., LLP dated May 16, 2001.*

         (d)(1) Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001, by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli
N. Futerman and Daniel J. Chessin (included as Appendix A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this
Schedule 13E-3).

         (d)(2) Voting and Contribution Agreement dated May 11, 2001 by and between Eli N. Futerman, Daniel J. Chessin, Glick, LLC and certain other family members.*

         (d)(3) Option Termination Agreement, dated as of May 16, 2001, by and between William A. Buckingham and Hahn Automotive Warehouse, Inc.*

         (d)(4) Option Termination Agreement, dated as of May 16, 2001, by and between Stephen B. Ashley and Hahn Automotive Warehouse, Inc.*

         (d)(5) Option Termination Agreement, dated as of May 16, 2001, by and between E. Philip Saunders and Hahn Automotive Warehouse, Inc.*

         (d)(6) Option Termination Agreement, dated as of May 16, 2001, by and between Nathan Lewinger and Hahn Automotive Warehouse, Inc.*

         (d)(7) Option Termination Agreement, dated as of May 16, 2001, by and between Gordon E. Forth and Hahn Automotive Warehouse, Inc.*

         (d)(8) Amendment dated July 12, 2001 to Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001 by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin (included as Appendix D to the Company's Proxy Statement filed as part of Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

         (f)(1) Section 623 of the New York Business Corporation Law (included as Appendix C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).


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         (g) Instructions to Proxy Solicitor - Mellon Investor Services, Inc.
(included as Appendix E to the Company's Proxy Statement filed as part of Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).


*Previously filed.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 24, 2001

                                     HAHN AUTOMOTIVE WAREHOUSE, INC.

                                     By:       /s/  William A. Buckingham
                                         ---------------------------------------
                                     Name:  William A. Buckingham
                                     Title: Chairman, Special Committee


                                      /s/  Eli N. Futerman
                                     -------------------------------------------
                                     Eli N. Futerman, Individually


                                      /s/  Daniel J. Chessin
                                     -------------------------------------------
                                     Daniel J. Chessin, Individually


                                     GLICK, LLC

                                     By:       /s/  Eli N. Futerman
                                         ---------------------------------------
                                     Name:  Eli N. Futerman
                                     Title: Manager

                                     By:       /s/  Daniel J. Chessin
                                         ---------------------------------------
                                     Name:  Daniel J. Chessin
                                     Title: Manager


                                     HAW ACQUISITION CORP.

                                     By:       /s/  Daniel J. Chessin
                                         ---------------------------------------
                                     Name:  Daniel J. Chessin
                                     Title: Co-President

                                     By:      /s/  Eli N. Futerman
                                         ---------------------------------------
                                     Name:  Eli N. Futerman
                                     Title: Co-President


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EXHIBITS INDEX

EXHIBIT
NUMBER            DESCRIPTION

(a)(1) Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on August 9, 2001.*

(a)(2) Form of Proxy Card (included with the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(a)(3)            Press Releases dated September 21, 2001.

(b)(1) Commitment Letter, dated May 22, 2001, from Manufacturers and Traders Trust Company.*

(b)(2) Promissory Note dated September 21, 2001, from Abba, L.P., to M&T Real Estate, Inc.

(c)(1) Opinion of Empire Valuation Consultants, Inc. dated May 16, 2001 (included as Appendix b to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(c)(2) Valuation presentation materials, dated March 14, 2001, prepared by Empire Valuation Consultants, Inc.*

(c)(3)            Letter report of Empire Valuation Consultants, Inc., dated
                  March 20, 2001.*

(c)(4) Preliminary Calculation of Value of Bonadio & Co., LLP, delivered March 15, 2001 and letter of Bonadio & Co., LLP dated May 16, 2001.*

(d)(1) Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001, by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin (included as Appendix A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this
                  Schedule 13E-3).

(d)(2) Voting and Contribution Agreement dated May 11, 2001 by and between Eli N. Futerman, Daniel J. Chessin, Glick, LLC and certain other family members.*

(d)(3) Option Termination Agreement, dated as of May 16, 2001, by and between William A. Buckingham and Hahn Automotive Warehouse, Inc.*

(d)(4) Option Termination Agreement, dated as of May 16, 2001, by and between Stephen B. Ashley and Hahn Automotive Warehouse, Inc.*

(d)(5) Option Termination Agreement, dated as of May 16, 2001, by and between E. Philip Saunders and Hahn Automotive Warehouse, Inc.*

(d)(6) Option Termination Agreement, dated as of May 16, 2001, by and between Nathan Lewinger and Hahn Automotive Warehouse, Inc.*

(d)(7) Option Termination Agreement, dated as of May 16, 2001, by and between Gordon E. Forth and Hahn Automotive Warehouse, Inc.*

(d)(8) Amendment dated July 12, 2001 to the Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001, by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin (included as Appendix D to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).



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(f)(1)            Section 623 of the New York Business Corporation Law (included as Appendix C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this
                  Schedule 13E-3).

(g) Instructions to Proxy Solicitor - Mellon Investor Services, Inc. (included as Appendix E to the Company's Proxy Statement filed as part of Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

* Previously filed.



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